

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

Morley Fund Management Limited (a subsidiary of Aviva plc)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the shareholder named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	5,960,567
Chase GA Group Nominees Ltd	9,021,601
CUIM Nominee Ltd	4,966,429

5. Number of shares / amount of stock acquired

19,948,597

6. Percentage of issued class

3.15%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Se07120401

Not known

11. Date company informed

7 December 2004

12. Total holding following this notification

19,948,597

13. Total percentage holding of issued class following this notification

3.15%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

7 December 2004

Bradford & Bingley plc

Additional Listing

Block listing applications have been made, in total, for 1,600,000 ordinary shares of 25p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

Of the 1,600,000 shares above, 500,000 shares relate to the future issue of shares pursuant to the Save as You Earn Scheme, 500,000 shares relate to the future issue of shares pursuant to the Performance Share Plan and 600,000 shares relate to the future issue of shares pursuant to the Executive Incentive Plan.

END
14 December 2004